                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 2002

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AT&T CANADA INC.
                                  (Registrant)


Date: August 27, 2002             By:   /s/ Scott Ewart
                                     -------------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer

                                     [LOGO]



      AT&T CANADA PETITIONS THE CABINET TO MODIFY THE CRTC PRICE CAP RULING

 -- ACTION SEEKS TO CREATE A FAIR AND COMPETITIVELY NEUTRAL REGULATORY FRAMEWORK
                FOR THE CANADIAN TELECOMMUNICATIONS INDUSTRY --



TORONTO, ON (August 27, 2002) -AT&T Canada Inc. (TSX: TEL.B and NASDAQ: ATTC), today filed its appeal of the Canadian Radio-television and Telecommunications Commission's (CRTC) May 30, 2002 Price Cap Decision. In filing its appeal, the company has petitioned the Governor in Council to endorse the proposition that the competitors to the former monopoly telephone companies must have "competitively neutral" access to the former monopoly network in order to sustain the choice and benefits of competition in telecommunications to Canadians and Canadian businesses and to direct the CRTC to take specific steps to put that proposition into effect.

AT&T Canada makes clear in its petition to the Cabinet that unless the CRTC decision is modified, it is doubtful whether a significant competitive alternative to the incumbent telephone companies will prosper. AT&T Canada emphasized that the CRTC decision, as it stands, is completely inconsistent with the pro-competitive telecommunications policy goals that the federal government has pursued since 1993; goals that Canadians heartily support.

Despite having invested billions of dollars in its own network, AT&T Canada and other competitors still require access to the former monopoly networks to complete customer connections and will continue to do so for at least the duration of the next Price Cap regime.

The petition notes, among other things, "the costs incurred by competitors to access the incumbent network are as Minister John Manley put it `a barrier to entry.' In fact, the costs to access network facilities and services represent 55% of AT&T Canada's direct costs. Thus, AT&T Canada must pay 55% of its direct costs or over $400 million annually, to the former monopolies it is trying to compete against. This is a cost the incumbent does not incur and is a source of revenue and margin for the incumbent."

AT&T Canada is prepared to pay "competitively neutral" costs for network access which it regards as a fundamental necessity for real competition to prosper.

John McLennan, Vice Chairman and CEO, said, "We believe it is extremely important that the government take this action to redress the existing inequities in the regulatory framework, which has been reinforced by the CRTC's May decision. By insisting on only "facilities-based competition," the CRTC has strayed from the letter and intent of the 1993 Canadian Telecommunications Act and propelled the industry back toward re-monopolization.

"The past few years have demonstrated, and the government has supported, the fact that a full and fair competitive telecommunications marketplace is in the best interests of Canadian businesses and the public to ensure that customers receive increased choice, innovation and competitive pricing. However, in its May decision, the CRTC has refused to recognize that competitors must have competitively neutral access to the existing telecommunications network."

AT&T Canada and other competitors have urged the CRTC, for the past two years, to move towards full and fair competition by opening up access to the former monopoly network on a competitively neutral basis. However the May 30, 2002 decision, in its disregard for full and fair competition, in favour of a purely facilities-based form of competition, will only ensure the increasing dominance and profitability of the former monopolies with their existing, ubiquitous networks.

The CRTC's Price Cap framework has obliged competitors to subsidize the already highly profitable former monopolies by paying far more to them to access the existing network than their actual costs. According to the CRTC's own recent decisions on a few specific issues regarding access, competitors have over paid the former monopolies by at least $850 million over the past few years.

Eleven competitive providers have failed in the 18 months prior to the May decision and only a handful of any significance remain. While the economic environment of our industry has been difficult for all new entrants, as the industry stabilizes, it is important that the regulatory environment provide an opportunity for the remaining competitors to prosper.

McLennan continued, "The trend that is glaringly obvious is that telecommunications in Canada is very close to being re-monopolized. We have never asked the regulator to solve our business problems and AT&T Canada is making strong progress in restructuring our capital structure and our business plan to establish the company as a strong and growing competitor for the long term. However the current regulatory environment hinders us, and other competitors, from maximizing the full potential of our business opportunity as expeditiously as we could in a full and fair competitive environment.

The Cabinet has a clear role to play in ensuring that the Canadian telecom environment is structured to support full and fair competition by ensuring a competitive cost neutral environment for all parties."

AT&T Canada also stated that it is encouraged and pleased that the CRTC is addressing one specific aspect of the recent Price Cap decision, but continues to believe that a review of the decision must be expanded.



ABOUT THE COMPANY: AT&T Canada is the country's largest competitor to the incumbent telecom companies. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class managed service offerings in data, Internet, voice and IT Services, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. AT&T Canada Inc. is a public company with its stock traded on the Toronto Stock Exchange under the symbol TEL.B and on the NASDAQ National Market System under the symbol ATTC. Visit AT&T Canada's web site, www.attcanada.com for more information about the company.

Note for Investors: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond the company's control, and that future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

                                    -- ## --


FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:                                            INVESTORS AND ANALYSTS:
Ian Dale                                          Brock Robertson
(416) 345-2227                                    (416) 345-3125
ian.dale@attcanada.com                            brock.robertson@attcanada.com

May Chiarot                                       Dan Coombes
(416) 345-2342                                    (416) 345-2326
may.chiarot@attcanada.com                         dan.coombes@attcanada.com